UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-4694

RR DONNELLEY SAVINGS PLAN

(Exact name of registrant as specified in its charter)

35 West Wacker Drive

Chicago, Illinois 60601

(312) 326-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests Under the

RR Donnelley Savings Plan

(formerly the Donnelley Deferred Compensation and Voluntary Savings Plan)

(Title of each class of securities covered by this Form)

R. R. Donnelley & Sons Company, Common Stock, par value $1.25 per share(1)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.(2)

(1)	Although the duty to file reports under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the RR Donnelley Savings Plan (the “Plan”), the duty of R. R. Donnelley & Sons Company (the “Company”) to file reports under Section 13(a) or 15(d) remains with respect to the Company’s common stock, par value $1.25 per share (the “Common Stock”). The stockholders of the Company have approved a change in the par value of the common stock from $1.25 to $0.01, which the Company intends to effect.
(2)	The Company amended the Plan to terminate the Company Stock Fund within the Plan and no further offers or sales of Company Common Stock are being made through the Plan. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d) of the Exchange Act, including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the RR Donnelley Savings Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RR DONNELLEY SAVINGS PLAN

Date: May 31, 2016	By:	/s/ Anne Pease
		Name:	Anne Pease
		Title:	Applicable Administrative Named Fiduciary by virtue of holding the office of Vice President, Benefits, R. R. Donnelley & Sons Company